EXHIBIT 99.1

THE AUDITED FINANCIAL STATEMENTS OF BEIJING ORIENTAL WISDOM CULTURE DEVELOPMENT CO., LTD. AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

TABLE OF FINANCIAL STATEMENTS

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AUDIT ALLIANCE LLP®

A Top 18 Audit Firm 10 Anson Road, #20-16 International Plaza, Singapore 079903.

UEN: T12LL1223B GST Reg No: M90367663E Tel: (65) 6227 5428
Website: www.allianceaudit.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Beijing Oriental Wisdom Culture Development Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Beijing Oriental Wisdom Culture Development Co., Ltd. (the “Target”) as of December 31, 2021 and 2020 and the related statement of income and other comprehensive income, change in shareholder’s equity and cash flows for the years ended December 31, 2021 and 2020, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Target at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Substantial doubt about the Target’s ability to continue as a going concern

The accompanying financial statements have been prepared assuming that the Target will continue as a going concern. As of December 31, 2021 and 2020, the Target’s current liabilities exceeded its current assets by US$1,590,922 and US$1,046,633,respectively. As of December 31,2021,its shareholder’s deficit was US$524,090.. During the fiscal years ended December 31, 2021 and 2020, the Target incurred a net loss of US$565,835 and US$1,433,812, respectively. During the fiscal years ended December 31, 2021 and 2020, the Target incurred operating cash outflow amount of US$1,028,849 and US$52,209, respectively. The Target has suffered recurring losses and has accumulated deficiency in shareholder’s equity. These factors raise substantial doubt about the Target’s ability to continue as a going concern. Management’s plans in regard to this matter are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Target’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Target in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP.

We have served as the Target’s auditor since 2022

Singapore

October 5, 2022

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Balance Sheets

	As of	As of
	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,764	$18,151
Accounts receivable	1,252,848	65,157
Advances to suppliers	160,955	-
Due from related parties	-	199,562
Prepaid expenses and other current assets	68,091	103,203
Total Current Assets	$1,489,658	$386,073
NON-CURRENT ASSETS
Plant and equipment, net	52,316	134,163
Intangible assets, net	526,427	581,333
Right of use lease assets, net	476,353	917,054
Total Non Current Assets	$1,055,096	$1,632,550

Total Assets	$2,544,754	$2,018,623

LIABILITIES AND SHAREHOLDERS'(DEFICIT) EQUITY
CURRENT LIABILITIES
Short-term loans	$28,318	$27,670
Accounts payable	752,244	482,015
Contract liabilities	187,890	15,921
Other payables and accrued liabilities	1,462,442	410,007
Due to related parties	147,418	52,685
Taxes Payable	63,313	2,326
Lease liability-current	400,369	442,131
Total Current Liabilities	$3,041,994	$1,432,755

NON-CURRENT LIABILITY
Lease liability-non current	28,511	539,476
Total Liabilities	$3,070,505	$1,972,231

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' (DEFICIT) EQUITY
Paid-in capital	529,252	529,252
Accumulated deficit	(972,616)	(405,921)
Accumulated other comprehensive loss	(82,387)	(76,939)
Total shareholders' (deficit) equity	$(525,751)	$46,392

Total Liabilities and shareholders' (deficit) equity	$2,544,754	$2,018,623

The accompanying notes are integral part of the financial statements.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Statement of Income and Other Comprehensive Income

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2021	2020

REVENUE	$2,359,173	$1,957,490
COST OF REVENUE	(1,326,187)	(1,608,700)
GROSS PROFIT	1,032,986	348,790

OPERATING EXPENSES
Selling expenses	(456)	(2,701)
General and administrative expenses	(1,407,650)	(1,985,681)
Total operating expenses	(1,408,106)	(1,988,382)

LOSS FROM OPERATIONS	(375,120)	(1,639,592)

OTHER INCOME (EXPENSES)
Interest expense	(32,771)	(50,495)
Other income (expense)	(158,804)	255,543
Total other income (expense)	(191,575)	205,048

LOSS BEFORE INCOME TAXES	(566,695)	(1,434,544)
Provision for income taxes	-	-

NET LOSS	$(566,695)	(1,434,544)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(5,448)	19,717
TOTAL COMPREHENSIVE LOSS	$(572,143)	$(1,414,827)

The accompanying notes are integral part of the financial statements.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Statement of Changes in Shareholder’s Equity(Deficit)

		Retained	Accumulated
		Earnings/	other	Total
		(Accumulated	comprehensive	shareholders'
	Paid-in capital	deficit)	loss	Equity/(Deficit)
Balance as of December 31, 2019	$529,252	$1,028,623	$(96,656)	$1,461,219
Net loss	-	(1,434,544)	-	(1,434,544)
Foreign currency translation adjustments	-	-	19,717	19,717
Balance as of December 31, 2020	$529,252	$(405,921)	$(76,939)	$46,392
Net loss	-	(566,695)	-	(566,695)
Foreign currency translation adjustments	-	-	(5,448)	(5,448)
Balance as of December 31, 2021	$529,252	$(972,616)	$(82,387)	$(525,751)

The accompanying notes are integral part of the financial statements.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

 Statement of Cash Flows

	For the year ended December 31,	For the year ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(566,695)	$(1,434,544)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	153,497	207,832
(Reversal) Allowance for doubtful accounts	(288,844)	670,981
Changes in operating assets and liabilities:
Accounts receivable	(898,847)	(40,614)
Right-of-use lease assets	440,701	(917,054)
Advances to suppliers	(160,955)	(134,744)
Prepayments and other current assets	35,112	(14,818)
Accounts payable	270,230	189,191
Contract liabilities	171,968	234,397
Taxes payable	60,987	(52,401)
Lease liability	(552,727)	981,607
Other payables and accrued liabilities	1,052,435	19,891
Net cash used in operating activities	(283,138)	(290,276)

Cash flows from investing activities
Purchase of plant and equipment	-	2,421
Disposal of Long-term Equity Investment	-	14,334
Net cash provided by investing activities	-	16,755

Cash flows from financing activities
Proceeds from short-term loan	109,792	-
Repayment of short-term loans	(109,144)	(101,340)
Amount financed from related parties	294,295	304,747
Net cash provided by financing activities	294,943	203,407

Effect of changes of foreign exchange rates on cash	(22,192)	(42,436)
Net decrease in cash	(10,387)	(112,550)
Cash and cash equivalents, beginning of year	18,151	130,701
Cash and cash equivalents, end of year	$7,764	$18,151

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	34,152	51,562

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

Note 1 - Organization and business background

Beijing Oriental Wisdom Culture Development Co., Ltd. (“Oriental Wisdom” or the “Company”) was incorporated under the laws of the People’s Republic of China (“China” or the “PRC”) on August 17, 2009 in Beijing City. The original sole shareholder of the Company was Beijing Cloud Class Technology Co., Ltd (“Beijing Cloud Class”). On June 9, 2022, Oriental Wisdom entered into a stock purchase agreement (the “Agreement”) with Beijing Cloud Class, China Liberal Education Holdings Limited (“CLEU”), a NASDAQ listed company, and CLEU’s wholly owned subsidiary, China Liberal (Beijing) Education Technology Co., Ltd., a company organized under the laws of the PRC (“China Liberal Beijing”). Pursuant to the Agreement, China Liberal Beijing has acquired all the issued and outstanding equity interests in Oriental Wisdom from Beijing Cloud Class in consideration of 7,000,000 ordinary shares of the Company (the “Ordinary Shares”). At the closing of the transaction in July 2022, 5,000,000 Ordinary Shares valued at US$ 5,500,000, or $1.10 per share, were delivered as partial consideration for the purchase of Oriental Wisdom. The remainder of the purchase price of 2,000,000 Ordinary Shares valued at US$2,200,000, or $1.10 per share, is subject to post-closing adjustments based on the performance of Oriental Wisdom in 2022 and 2023.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 2 — GOING CONCERN UNCERTAINTIES

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. As of December 31, 2021 and 2020, the Company’s current liabilities exceeded its current assets by US$ 1,552,336 and US$ 1,046,682, respectively. As of December 31, 2021, its shareholder’s deficit was US$525,751. During the fiscal years ended December 31, 2021 and 2020, the Company incurred a net loss of US$566,695 and US$1,434,544, respectively. During the fiscal years ended December 31, 2021 and 2020, the Company incurred operating cash outflow amount of US$283,138 and US$290,276, respectively.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

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NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying financial statements are prepared in accordance with U.S. GAAP. The  financial statements include the financial statements of the Company.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Significant estimates and assumptions made by management include, among others, useful lives and impairment of long-lived assets and collectability of accounts receivable. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains cash in accounts with various financial institutions in the PRC. Under PRC regulations, each bank account is insured by People’s Bank of China in the maximum amount of RMB 500,000 (approximately US$78,567). The Company has not experienced any losses with respect to its bank accounts and believes it is not exposed to any risk on its cash held in its bank accounts.

Account receivables

Account receivables are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2021 and 2020, the allowance for doubtful accounts was $382,137 and $670,981, respectively.

Advances to suppliers

Advances to suppliers include prepayments to the Company’s suppliers, such as fees paid to cooperative enterprises, cooperative colleges, and universities. Such advance payment depends on specific circumstances, such as the nature of goods or services, negotiations with suppliers, and the delivery time of products or services received from suppliers after the advance payment. The Company continuously monitors suppliers' delivery and payment, while maintaining an estimated credit loss reserve based on historical experience and any specific supplier problems (such as the identified inventory supply interruption). If the Company has difficulty in receiving payment from any supplier, the Company will take the following measures: stop buying products from the supplier, demand an immediate refund of the Company’s advance payment, and take legal actions if necessary. During the reporting periods, no legal proceedings were brought. If all these steps are unsuccessful, the management will decide whether the advance payment should be retained or cancelled. The balance of allowance for doubtful accounts relating to advances to suppliers was nil as of December 31, 2021 and 2020.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived Assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as property, plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There were no impairments of these assets as of December 31, 2021 and 2020.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 —	inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments as of December 31, 2021 and 2020 approximates their carrying amount based upon the short-term nature of the assets and liabilities.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant, and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is provided using the composite life method over their expected useful lives, as follows:

Useful life
Electronic equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income and other comprehensive income in other income or expenses.

Intangible assets, net

Intangible assets consist primarily of online courses and software copyrights. Intangible assets are stated at cost less accumulated amortization, which are amortized using the composite life method with the estimated useful lives of 10 years.

Amortization expenses were US$62,613 and US$66,966 for the years ended December 31, 2021 and 2020, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are US$ 61,429, US$61,429, US$61,429, US$61,429 and US$61,429 for the years ending December 31, 2022, 2023, 2024, 2025 and 2026, respectively.

Lease

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, the Company elected to apply the package of practical expedients. Based on this guidance, the Company will not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) the initial direct costs for any existing leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of obligations under capital leases, and obligations under capital leases, non-current on the Company’s balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

Revenue recognition

The company's income mainly comes from providing college-enterprise joint training programs for college students, in which students study in the campus in the first three years of undergraduate course and enter the training base in the last year. Course fees are usually received within 3 months after the start of each applicable course or project, that is, in December of each year. The cost of the course is confirmed proportionally according to the terms of the applicable course or program, because students receive and enjoy the benefits provided by the company at the same time. The portion of tuition fees received from students but not earned is recorded as deferred income. Income is the net amount after deducting all value-added tax.

To determine revenue recognition for contracts with students, the Company performs the following five steps: (i) identify the contract with the schools, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid expense and other current asset

Prepaid expenses represent expenditures that have not yet been recorded by a company as an expense, but have been paid for in advance. In other words, prepaid expenses are expenditures paid in one accounting period, but will not be recognized until a later accounting period. Prepaid expenses are initially recorded as assets, because they have future economic benefits, and are expensed at the time when the benefits are realized.

The other current asset mainly includes the other receivables. The other receivables include the receivable of the personal reserve, withholding social security, etc.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021 and 2020. The Company does not believe there was any uncertain tax provision as of December 31, 2021 and 2020.

The Company conducts all of its businesses in the PRC and is subject to tax in this jurisdiction.

Comprehensive income

Comprehensive income consists of two components, net loss and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in Renminbi (“RMB”) to U.S. dollars (“US$” or “$”) is reported in other comprehensive income in the statement of income and other comprehensive income.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is US$. The Company maintains its books and records in the local currency, RMB, which is the functional currency as being the primary currency of the economic environment in which the Company operates.

In general, for consolidation purposes, assets and liabilities of a company whose functional currency is not the US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period.

Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective year:

	December 31, 2021	December 31, 2020
Year-end spot rate	US$1=RMB 6.3757	US$1=RMB 6.5249
Average rate	US$1=RMB 6.4492	US$1=RMB 6.8949

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

Parties, which can be a corporation or individuals, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Segment reporting

ASC Topic 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. For the years ended December 31, 2021 and 2020, the Company operated in one reportable operating segment in the PRC.

Recent accounting pronouncements

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. As amended by ASU 2019-10, annual or interim goodwill impairment tests are performed in fiscal years beginning after December 15, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of the pending adoption of ASU 2016-13 on the Company’s consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 4 — CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents primarily include cash on hand and cash in bank. The following table sets forth the balances as of December 31, 2021 and 2020.

	As of	As of
	December 31,	December 31,
	2021	2020
Cash on hand	$6,000	$6,581
Cash in bank	1,764	11,570
Cash and cash equivalents	$7,764	$18,151

NOTE 5 — ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2021	2020
Accounts receivable, cost	$1,634,985	$736,138
Less: allowance for doubtful accounts	(382,137)	(670,981)
Accounts receivable, net	1,252,848	65,157

The Company’s accounts receivable primarily include fees collectible from students. The Company routinely evaluates the need for allowance for doubtful accounts based on specifically identified amounts that the management believes to be uncollectible. If the actual collection experience changes, revisions to the allowance may be required. As of December 31, 2021 and 2020, the allowance for doubtful accounts was $382,137 and $670,981, respectively.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of prepayment of expenses, deposits and others. The following table sets forth the balances as of December 31, 2021 and 2020.

	As of	As of
	December 31,	December 31,
	2021	2020
Deposit for rental and business promotion	$19,893	$53,042
Prepaid expense for business promotion	48,042	50,008
Others	156	153
Total	$68,091	$103,203

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 7 – PLANT AND EQUIPMENT

The Company’s plant and equipment as of December 31, 2021 and 2020 consisted of the following:

	As of	As of
	December 31,	December 31,
	2021	2020
Electronic equipment	$647,627	$632,818
Sub-total	647,627	632,818
Accumulated depreciation	(595,311)	(498,655)
Plant and equipment, net	52,316	134,163
Total	$52,316	134,163

The Company’s depreciation expense without exchange differences for the years ended December 31, 2021 and 2020 were $84,987 and $140,888, respectively, and the exchange differences of the depreciation expense for the years ended December 31, 2021 and 2020 were $11,669 and $23,144, respectively. The Company’s depreciation expense including exchange differences for the years ended December 31, 2021 and 2020 were $96,656 and $164,032, respectively.

NOTE 8 – INTANGIBLE ASSETS, NET

The Company’s intangible assets consisted of the following:

	As of	As of
	December 31,	December 31,
	2021	2020
Online course and Software Copyrights	$685,101	$669,436
Accumulated amortisation	(158,674)	(88,103)
Intangible assets, net	$526,427	$581,333

The Company’s amortisation expense without exchange differences for the years ended December 31, 2021 and 2020 were $68,510 and $66,944, respectively, and the exchange differences of the amortisation expense for the years ended December 31, 2021 and 2020 were $2,061 and $1,883, respectively. The Company’s amortisation expense including exchange differences for the years ended December 31, 2021 and 2020 were $70,571 and $68,827, respectively.

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Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 9 — ACCOUNTS PAYABLE

	As of	As of
	December 31,	December 31,
	2021	2020

Accounts payable	$752,244	$482,015

The Company’s accounts payable primarily include the payable of business with the partner company.

NOTE 10 — SHORT-TERM LOANS

	As of	As of
	December 31,	December 31,
	2021	2020

Short-term loans	$28,318	$27,670

On June 22, 2020, Oriental Wisdom entered into a loan agreement with China Construction Bank to borrow RMB180,544（About $27,670) as working capital for one year, with maturity date of June 22, 2021. The loan bears a fixed interest rate of 4.2525% per annum.  Loan issuance costs are presented on the balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 4.2525% as of December 31, 2020. This loan is without any guarantee or collateral, but this loan has a co-borrower, Ms. Ying Liu. The loan agreement was renewed on May 24,2021 to borrow RMB180,544($ 28,318) as working capital for one year, with maturity date of May 24, 2022. The loan bears a fixed interest rate of 4.2525% per annum.

NOTE 11 — LEASE

Balance sheet information related to the Company’s leases as of December 31, 2021 and 2020 was as follows:

	As of	As of
	December 31,	December 31,
	2021	2020
Right-of-use asset:	$	$
Right-of-use asset	476,353	917,054
Operating lease obligations:
Current operating lease liabilities	400,369	442,131
Non-current operating lease liabilities	28,511	539,476
Total Lease liabilities	$428,880	981,607

Lease liability maturities as of December 31, 2021 and 2020, are as follows:

December 31, 2021
Operating Lease
2022	$420,390
2023	12,874
Total minimum lease payments	433,264
Less: Amount representing interest	4,384
Total Lease liabilities	$428,880

December 31, 2020
Operating Lease
2021	$594,330
2022	411,371
2023	12,580
Total minimum lease payments	1,018,281
Less: Amount representing interest	36,674
Total Lease liabilities	$981,607

F-17

Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 12 – CONTRACT LIABILITIES

	As of	As of
	December 31,	December 31,
	2021	2020

Advance from students	$187,890	$15,922

The contract liabilities represent the Company’s obligation as part of the contractual sum that is billed in advances for services to be performed which it will be recognised over the period the promised services are transferred to the students.

NOTE 13 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	December 31,
	2021	2020
Loans from third parties*	$919,215	$143,568
Deposit from customers	47,054	50,328
Accrued expenses	301,614	94,108
Others	21,940	97,854
Payroll Payable	172,619	24,149
Total	$1,462,442	$410,007

* The loan from third parties are non-trade in nature, unsecured, non-interest bearing and repayable on demand.

NOTE 14 – SHAREHOLDERS’ EQUITY

The Company was incorporated under the laws of the PRC on August 17, 2009, with registered capital of RMB5,000,000.

NOTE 15 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. The Company is principally engaged in provision of education programs to college students in the PRC. Based on management’s assessment, the Company has determined that it has a single reportable segment as defined by ASC 280.

NOTE 16 — CONCENTRATIONS OF RISK

For the years ended December 31, 2021 and 2020, all of the Company’s assets were located in the PRC and the Company’s revenues were derived from operations in the PRC.

No single customer represented 10% or more of revenue for the years ended December 31, 2021 and 2020.

No single customer accounted for 10% or more of total outstanding accounts receivable balance as of December 31, 2021 and 2020.

No single supplier accounted for 10% or more of the total purchases for the years ended December 31, 2021 and 2020.

F-18

Beijing Oriental Wisdom Culture Development Co., Ltd.

Notes to Financial Statements

NOTE 17 — COMMITMENT AND CONTINGENCIES

Operating lease commitment

The following table sets forth the Company's contractual obligations as of December 31, 2021 and 2020:

	As of	As of
	December 31,	December 31,
	2021	2020
Within 1 year	$540	$527
2-5 years	765	1,363
Total	$1,305	$1,890

Capital commitment

As of December 31, 2021 and 2020, the Company did not have any capital commitment.

Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past caused, or to the Company’s knowledge, are reasonably possible to cause, a material change on the Company’s financial position, results of operations, or cash flow.

NOTE 18 – RELATED PARTY TRANSACTIONS

Due to related parties

As of December 31, 2021 and 2020, balance due to a related party, Mr. Bo Dalei, amounted to $53,923 and $36,999, respectively. As of December 31, 2021, balance due to a related party, Mr. Zhou Mingbo, amounted to $74,298.As of December 31, 2021 and 2020, balance due to a related party, Mr. He Guizhong, amounted to $19,198 and $15,685, respectively. The balance mainly consisted of advances from the Company’s principal shareholders for working capital purposes during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

Amount due to related parties consisted of the following:

		As of	As of
		December 31,	December 31,
Item	Relationship	2021	2020
Mr. Bo Dalei	Former shareholder and director	$53,922	$36,999
Mr. Zhou Mingbo	Former shareholder and chairman of the board of directors	$74,298	-
Mr. He Guizhong	Former shareholder and director	19,198	15,686
		$147,418	$52,685

Due from related parties

As of December 31,2020, balance due from a related party, Mr. Zhou Mingbo, amounted to $176,743. As of December 31, 2020, balance due from a related party, Mr. Li Guiming, amounted to $22,819. The balance consists mainly of the Company's transactions with major shareholders during the normal course of business of the Company.

		As of	As of
		December 31,	December 31,
Item	Relationship	2021	2020
Mr. Zhou Mingbo	Former shareholder and chairman of the board of directors	$-	$176,743
Mr. Li Guiming	Former shareholder and director	-	22,819
		$-	$199,562

NOTE 19 – SUBSEQUENT EVENTS

On June 9, 2022, Oriental Wisdom entered into the Agreement with CLEU, and its wholly owned subsidiary, China Liberal Beijing. Pursuant to the Agreement, China Liberal Beijing has acquired all the issued and outstanding equity interests in Oriental Wisdom from Beijing Cloud Class in consideration of7,000,000 Ordinary Shares of the Company. At the closing of the transaction in July 2022, 5,000,000 Ordinary Shares valued at US$5,500,000, or $1.10 per share were delivered as partial consideration for the purchase of Oriental Wisdom. The remainder of the purchase price of 2,000,000 Ordinary Shares valued at US$2,200,000, or $1.10 per share, is subject to post-closing adjustments based on the performance of Oriental Wisdom in 2022 and 2023.

F-19

CHINA LIBERAL EDUCATION HOLDING LIMITED

PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2021 (UNAUDITED)

	China Liberal Education Holdings Limited	Beijing Oriental Wisdom Culture Development Co., Ltd.	Adjustments		Combined Pro Forma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$32,678,421	$7,764	$-		$32,686,185
Accounts receivable	2,462,550	1,252,848	-		3,715,398
Contract assets,	2,014,146		-		2,014,146
Advances to Suppliers, net	4,525,794	160,955	-		4,686,749
Prepayment to acquire a subsidiary	1,492,772	-	-		1,492,772
Inventories, net	201,091	-	-		201,091
Prepaid expenses and other current assets	175,956	68,091	-		244,047
Total current assets	43,550,730	1,489,658	-		45,040,388

NON-CURRENT ASSETS
Property, plant and equipment, net	35,384	52,316	-		87,700
Intangible assets, net	-	526,427	-		526,427
Right-of-use lease assets	47,617	476,353	-		523,970
Goodwill	-	-	7,057,751	(a)	7,057,751
Total non-current assets	83,001	1,055,096	7,057,751		8,195,848
TOTAL ASSETS	$43,633,731	$2,544,754	$7,057,751		$53,236,236

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Account payables	$169,137	$752,244	$-		$921,381
Contract liabilities	291,833	187,890	-		479,723
Taxes payable	740,966	63,313	-		804,279
Due to related parties	23,557	147,418	-		170,975
Lease liability	47,617	400,369	-		447,986
Short-term loans	-	28,318	-		28,318
Accrued expenses and other liabilities	402,233	1,462,442	2,200,000	(a)	4,064,675
Total current liabilities	1,675,343	3,041,994	2,200,000		6,917,337
NON-CURRENT LIABILITIES
Lease liability	-	28,511	-		28,511
TOTAL LIABILITIES	1,675,343	3,070,505	2,200,000		6,945,848

EQUITY(DEFICIT)
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 13,848,333 and 6,333,333 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	13,848	-	-		13,848

Paid-in capital	-	529,252	(529,252)	(a)	-
Additional paid-in capital	40,686,311	-	4,332,000	(a)	45,018,311
Retained earnings (Accumulated deficit)	147,278	(972,616)	972,616	(a)	147,278
Statutory reserve	719,804	-	-		719,804
Accumulated other comprehensive income(loss)	391,147	(82,387)	82,387	(a)	391,147
Total equity (deficit)	41,958,388	(525,751)	4,857,751		46,290,388
TOTAL LIABILITIES AND EQUITY(Deficit)	$43,633,731	$2,544,754	$7,057,751		$53,236,236

See accompanying notes to the unaudited pro forma condensed combined financial statements

F-20

CHINA LIBERAL EDUCATION HOLDING LIMITED

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

(UNAUDITED)

	China Liberal Education Holdings Limited	Beijing Oriental Wisdom Culture Development Co., Ltd.	Adjustments	Combined Pro Forma

REVENUES	$3,909,546	$2,359,173	$-	$6,268,719
COST OF REVENUES	(1,149,148)	(1,326,187)	-	(2,475,335)
GROSS PROFIT	2,760,398	1,032,986	-	3,793,384

OPERATING EXPENSES:			-
Selling expense	(152,759)	(456)	-	(153,215)
General and administrative expense	(3,778,329)	(1,407,650)	-	(5,185,979)
Total operating expenses	(3,931,088)	(1,408,106)	-	(5,339,194)
LOSS FROM OPERATIONS	(1,170,690)	(375,120)	-	(1,545,810)

OTHER INCOME (EXPENSE)
Interest income	94,195	-	-	94,195
Interest expense	-	(32,771)	-	(32,771)
Other income(expense), net	126,648	(158,804)	-	(32,156)
Total other income, net	220,843	(191,575)	-	29,268
LOSS BEFORE INCOME TAXES	(949,847)	(566,695)	-	(1,516,542)

PROVISION FOR INCOME TAXES	(300,034)	-	-	(300,034)

NET LOSS	(1,249,881)	(566,695)		(1,816,576)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	232,001	(5,448)	-	226,553
TOTAL COMPREHENSIVE LOSS	$(1,017,880)	$(572,143)	$-	$(1,590,023)

WEIGHTED AVERAGE NUMBER OF SHARES OF ORDINARY SHARES
Basic and diluted	10,368,563	-	-	10,368,563

LOSS PER SHARE
Basic and diluted	$(0.12)	$-	$-	$(0.15)

See accompanying notes to the unaudited pro forma condensed combined financial statements

F-21

CHINA LIBERAL EDUCATION HOLDING LIMITED

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provision of ASC 805 on the basis of China Liberal Education Holdings Limited and its subsidiaries (the “Company”) as the accounting acquirer of Beijing Oriental Wisdom Culture Development Co., Ltd.. Under the acquisition method, the acquisition date fair value of the gross consideration paid by the Company to close the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair value. Management has made significant estimates and assumptions in determining the preliminary allocation of the gross consideration transferred in the unaudited pro forma condensed combined financial information. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amount recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the acquisition are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available and alternative valuation methodologies are evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. The Company believes that its assumptions and methodologies provided a reasonable basis for presenting all the significant effects of the acquisition contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet combines the Company’s and Beijing Oriental Wisdom Culture Development Co., Ltd.’s balance sheets as of December 31, 2021 as if the acquisition had occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations combines the Company’s and Beijing Oriental Wisdom Culture Development Co., Ltd.’s operations for the year ended December 31, 2021, presented as if the acquisition had been completed on January 1, 2021. These unaudited pro forma combined condensed financial statements are based upon the historical financial statements of the Company and Beijing Oriental Wisdom Culture Development Co., Ltd. after considering the effect of the adjustments described in these footnotes.

The accompanying unaudited pro forma combined financial statements do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of the operations of the Company and Beijing Oriental Wisdom Culture Development Co., Ltd. Further, actual results may be different from these unaudited pro forma combined financial statements. They should be read in conjunction with the historical financial statements and notes thereto of the Company and Beijing Oriental Wisdom Culture Development Co., Ltd.

F-22

2. Estimated Preliminary Purchase Price Allocation

The preliminary consideration and allocation of the purchase price to the fair value of Beijing Oriental Wisdom Culture Development Co., Ltd.’s assets acquired and liabilities assumed as if the acquisition date was December 31, 2021 is presented below:

Calculation of consideration per the stock purchase agreement
Common shares issuance		$4,332,000
Common shares issuance-Estimated fair value		2,200,000
Total consideration		$6,532,000

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$7,764
Accounts receivable	1,252,848
Advances to Suppliers	160,955
Prepaid expenses and other current assets	68,091
Property, plant and equipment, net	52,316
Intangible assets, net	526,427
Right of use lease assets	476,353
Account payables	(752,244)
Short-term loans	(28,318)
Contract liabilities	(187,890)
Due to related parties	(147,418)
Other payables and accrued expenses	(1,462,442)
Lease liability	(428,880)
Taxes Liability	(63,313)
Total identifiable net assets		(525,751)
Goodwill		7,057,751
Net assets acquired		$6,532,000

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Beijing Oriental Wisdom Culture Development Co., Ltd.

The Company has not completed the detailed valuation necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimate of the Company based on the information currently available and are subject to change once additional analyses are completed.

As the goodwill calculation above assumed full payment of the purchase price, the final amount recorded may differ materially from the information presented.

3. Pro forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the acquisition and has been prepared for informational purpose only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the acquisition, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of the Company.

The pro forma adjustments are comprised of the following elements:

(a)

Represents acquisition consideration allocated to assets acquired and liabilities assumed in the acquisition, and the allocation to goodwill, which was the amount that the purchase price exceeded the fair value of the identifiable net assets, and the elimination of the equity of Beijing Oriental Wisdom Culture Development Co., Ltd. that the Company acquired.

F-23